UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

M/I HOMES, INC.
(Exact name of registrant as specified in its charter)

Ohio	31-1210837
(State of incorporation or organization)	(I.R.S Employer Identification No.)

3 Easton Oval, Suite 500, Columbus, Ohio	43219
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Depositary Shares, Each Representing 1/1,000th of a 9.75% Series A Preferred Share	New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: ☐

Securities Act registration statement file number to which this Form relates: 333-85662

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered.

The description of the Depositary Shares registered hereby and the 9.75% Series A Preferred Shares (non-cumulative, liquidation preference $25.00 per Depositary Share) that the Depositary Shares represent (the “Series A Preferred Shares”) of M/I Homes, Inc., an Ohio corporation (the “Registrant”), is incorporated herein by reference to the descriptions included under the captions “Description of the Depositary Shares” and “Description of the Series A Preferred Shares” in the Prospectus Supplement dated March 8, 2007, as filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2007 pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Securities Act”), to the Prospectus dated April 16, 2002 (the “Prospectus”) included as part of the Registrant’s Registration Statement on Form S-3 (File No. 333-85662) filed with the Commission on April 5, 2002 and under the captions “Description of Depositary Shares” and “Description of Capital Stock--Preferred Shares” in the Prospectus. For purposes of these descriptions, any prospectus supplement relating to the Registration Statement filed pursuant to Rule 424(b) under the Securities Act that purports to describe the Depositary Shares or the Series A Preferred Shares shall be deemed to be incorporated herein by reference.

Item 2. Exhibits.

Exhibit No. Description of Document

3.1
Amended and Restated Articles of Incorporation of the Registrant, incorporated herein by reference to Exhibit 3.1 of the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1993.

3.2
Amendment to Article First of the Registrant’s Amended and Restated Articles of Incorporation dated January 9, 2004, incorporated herein by reference to Exhibit 3.1 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

3.3
Certificate of Amendment by Directors to Article Fourth of the Registrant’s Amended and Restated Articles of Incorporation dated March 13, 2007, incorporated herein by reference to Exhibit 3.1 of the Registrant’s Current Report on From 8-K filed March 15, 2007.

3.4	Amended and Restated Code of Regulations of the Registrant, incorporated herein by reference to Exhibit 3.4 of the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

3.5
Amendment of Article I(f) of the Registrant’s Amended and Restated Code of Regulations to permit shareholders to appoint proxies in any manner permitted by Ohio law, incorporated herein by reference to Exhibit 3.1(b) of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

4.1
Form of Deposit Agreement by and among the Registrant, Computershare Shareholder Services, Inc. and Computershare Trust Company, N.A., as Depositary, and the Holders of Depositary Receipts Relating to the Registrant’s 9.75% Series A Preferred Shares, incorporated herein by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed March 15, 2007.

4.2
Form of Depositary Receipt relating to the Registrant’s 9.75% Series A Preferred Shares, incorporated herein by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 8-K filed March 15, 2007.

4.3
Specimen certificate representing the Common Shares, par value $.01 per share, of the Registrant, incorporated herein by reference to Exhibit 4 of the Registrant’s Registration Statement on Form S-1 (File No. 33-68564).

4.4
Specimen certificate representing the 9.75% Series A Preferred Shares, par value $.01 per share, of the Registrant, incorporated herein by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed March 15, 2007.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

M/I HOMES, INC.
(Registrant)

Date: March 14, 2007

By: /s/ Phillip G. Creek
Name: Phillip G. Creek
Title:   Senior Vice President and
           Chief Financial Officer

EXHIBIT INDEX

Exhibit No. Description of Document

3.2
Amendment to Article First of the Registrant’s Amended and Restated Articles of Incorporation dated January 9, 2004, incorporated herein by reference to Exhibit 3.1 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

3.3
Certificate of Amendment by Directors to Article Fourth of the Registrant’s Amended and Restated Articles of Incorporation dated March 13, 2007, incorporated herein by reference to Exhibit 3.1 of the Registrant’s Current Report on From 8-K filed March 15, 2007.

3.4	Amended and Restated Code of Regulations of the Registrant, incorporated herein by reference to Exhibit 3.4 of the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

3.5
Amendment of Article I(f) of the Registrant’s Amended and Restated Code of Regulations to permit shareholders to appoint proxies in any manner permitted by Ohio law, incorporated herein by reference to Exhibit 3.1(b) of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

4.1
Form of Deposit Agreement by and among the Registrant, Computershare Shareholder Services, Inc. and Computershare Trust Company, N.A., as Depositary, and the Holders of Depositary Receipts Relating to the Registrant’s 9.75% Series A Preferred Shares, incorporated herein by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed March 15, 2007.

4.2
Form of Depositary Receipt relating to the Registrant’s 9.75% Series A Preferred Shares, incorporated herein by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 8-K filed March 15, 2007.

4.3
Specimen certificate representing the Common Shares, par value $.01 per share, of the Registrant, incorporated herein by reference to Exhibit 4 of the Registrant’s Registration Statement on Form S-1 (File No. 33-68564).

4.4
Specimen certificate representing the 9.75% Series A Preferred Shares, par value $.01 per share, of the Registrant, incorporated herein by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed March 15, 2007.